SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34821

January 27, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of January 2023. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on February 21, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

BNY Mellon Alcentra Opportunistic Global Credit Income Fund [File No. 811-23651]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On November 28, 2022, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $1,500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on December 2, 2022.

Applicant's Address: c/o BNY Mellon Investment Adviser, Inc., 240 Greenwich Street, New York, New York 10286.

Emles Trust [File No. 811-23431]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 28, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $73,420 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 27, 2022.

Applicant's Address: Kimberly.Versace@thompsonhine.com.

Invested Portfolios [File No. 811-10431]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 7, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $14,603 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on December 29, 2022.

Applicant's Address: ebrody@stradley.com, jkopcsik@stradley.com.

Western Asset Middle Market Income Fund Inc. [File No. 811-22582]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 21, 2022, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $37,500 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on December 28, 2022.

Applicant's Address: George.hoyt@franklintempleton.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,
Assistant Secretary.